                                                                                                                                                                                                                                             Exhibit (a)(2)

Contacts:
William R. Gargiulo, Jr. 231.526.1244
                                 Donna Felch 312.595.9123

For Immediate Release

The Female Health Company Remains
Neutral With Respect to Partial Tender Offer

CHICAGO, April 11, 2007- The Female Health Company (OTC BB FHCO) announced that today it is filing a Schedule 14D-9 Solicitation/Recommendation Statement with the Securities and Exchange Commission in response to an unsolicited partial tender offer to purchase up to 1,200,000 shares of the Company's common stock for $2.27 per share in cash made on March 30, 2007 by Red Oak Fund, L.P.

The Board of Directors of the Company has determined not to make any recommendation to the Company's shareholders as to whether they should tender their shares in the tender offer. The Board of Directors is expressing no opinion to the Company's shareholders and is remaining neutral with respect to the tender offer.

As stated in the Schedule 14D-9 Solicitation/Recommendation Statement that is being filed today by the Company with the Securities and Exchange Commission, the Board of Directors has determined that a shareholder’s decision on whether or not to tender its shares in the tender offer and, if so, how many shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Schedule 14D-9 Solicitation/Recommendation Statement explains in additional detail the factors considered by the Board of Directors in reaching its position.

To the Company’s knowledge, none of the Company’s executive officers or directors currently intend to tender shares of the Company's common stock in the tender offer, other than Stephen M. Dearholt, who has indicated that he may tender up to 100,000 shares in the tender offer.

The Board of Directors urges each shareholder to make its own decision regarding the tender offer based on all of the available information, including the adequacy of the offer price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company's prospects and outlook, the factors considered by the Board of Directors as described in the Schedule 14D-9 Solicitation/Recommendation Statement and any other factors that the stockholder deems relevant to its investment decision. The Board of Directors also urges each shareholder to consult with its financial and tax advisors regarding the tender offer. The Board of Directors urges each shareholder to read the Schedule 14D-9 Solicitation/Recommendation Statement, as well as Red Oak’s Offer to Purchase and other offer materials, prior to making any decision regarding the tender offer.

Notice to Investors

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. A solicitation and offer to buy shares of the Company's common stock is being made pursuant to an offer to purchase and related materials that Red Oak has filed with the Securities and Exchange Commission. Red Oak has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission and the Company is filing today a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Red Oak's Schedule TO and the Company's Solicitation/Recommendation Statement on Schedule 14D-9 contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. All of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) are or will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Red Oak has stated that free copies of its offer to purchase, related letter of transmittal and certain other offering documents will be made available free of charge by Red Oak. Investors and security holders may also obtain free copies of the Company's Schedule 14D-9 Solicitation/Recommendation Statement and the other documents filed with the Securities and Exchange Commission by the Company by contacting Donna Felch, the Company's Chief Financial Officer, at The Female Health Company, 515 North State Street, Suite 2225, Chicago, Illinois 60610, telephone number (312) 595-9123.

About The Female Health Company, Inc.

The Female Health Company, based in Chicago, Illinois, manufactures and markets the FC Female Condom®, which is primarily distributed by public health organizations and donor groups in over 90 developing countries around the world. World-wide, the Female Condom is available in various programs in 108 countries. The Company owns certain worldwide rights to the FC Female Condom®, including patents that have been issued in the United States, United Kingdom, Japan, France, Italy, Germany, Spain, the European Patent Convention, the People's Republic of China, Canada, South Korea and Australia. FC Female Condom® is the only available FDA-approved product controlled by a woman that offers dual protection against sexually transmitted diseases, including HIV/AIDS, and unintended pregnancy.

“Safe Harbor” statement under the Private Securities Litigation Reform Action of 1995: The statements in this release which are not historical fact are forward-looking statements based upon the Company’s current plans and strategies, and reflect the Company’s current assessment of the risks and uncertainties related to its business, including such things as product demand and market acceptance; the economic and business environment and the impact of government pressures; currency risks; capacity; efficiency and supply constraints; and other risks detailed in the Company’s press releases, shareholder communications and Securities and Exchange Commission filings. Actual events affecting the Company and the impact of such events on the Company’s operations may vary from those currently anticipated.